EXHIBIT 10(u)

                                     SOTHEBY'S
                                   Founded 1744

                                 1334 York Avenue
                             New York, New York 10021
                             Telephone: (212) 606-7366
                                FAX: (212) 606-7015

                                  Diana D. Brooks
                       President and Chief Executive Officer

                                 October 25, 1993


  Mr. Henry Wyndham
  The Old Rectory
  Southease Near Lewes
  East Sussex, England

  Dear Henry:

       Following our meeting last week, I thought it best to set out in one letter an outline of the terms we discussed so that we are certain to be in agreement on the essential points.

       1. Subject to the ratification of the Board of Directors, you would join Sotheby's in London on February 1, 1994 as Chairman of Sotheby's in the U.K. In that capacity, you would report to me as President and Chief Executive Officer of Sotheby's Worldwide Auction Operations. In addition to the Chairmanship of Sotheby's in the U.K., you would also become a member of the Worldwide Management Committee and, subject to ratification of the Board of Directors of Sotheby's Europe, you will also report to the Board of Directors of Sotheby's Holdings, Inc. to assist in Sotheby's related matters as is directed from time to time.

       2. Your base pensionable salary will be L100,000 per annum, payable monthly by bank transfer in arrears at the end of each month. At the completion of the first three year period of employment, we agree that your yearly pensionable salary shall be no less than L130,000. Your pensionable salary will be reviewed each year of your employment, or as is otherwise consistent with company policy. In addition, for your first three years of employment, you will receive a non-pensionable salary supplement of L30,000 per annum, payable in two equal installment of L15,000 on the first of February of each such year and the first of August of each such year. These payments will only be made if you are employed by Sotheby's on the dates payments are due.

       3. We agree to pay you a signing bonus of L100,000 on February 1, 1994 in cash or otherwise in a method to be mutually



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  agreed.  You will also be eligible for a bonus which, as with other company employees, is purely discretionary.

       4. We will recommend at the next meeting of the Audit and Compensation Committee of Sotheby's Holdings, Inc. on October 28, 1993 that you be granted, effective your date of hire (February 1, 1994), 75,000 stock options under the term of Sotheby's Stock Option Plan and we will let you know as soon as possible after that meeting whether that recommendation has been approved. You will also be eligible for annual share option grants at the discretion of the Board of Directors of Sotheby's Holdings, Inc. If you wish to trade in any of these options, you will be subject to the same rules and regulations as all other employees of Sotheby's.

       5. You will receive a business development and travel allowance of L15,000 per annum. Details of the company's travel and entertainment policies are available for your review.

       6. Upon joining Sotheby's, you will be eligible for the following benefits:

            (a) Sotheby's Pension Scheme. This is a final salary scheme. Pension benefits accrue at 1/60th of your final salary for each year of membership until retirement at age 65. Your contribution is 4% of your pensionable salary, up to the statutory earning cap (currently at L75,000 per annum). No pension benefit will accrue for any portion of your future base pensionable salary above the then prevailing earnings cap, or on any non-pensionable salary. The terms and conditions of Sotheby's Pension Scheme is available for your review and constitutes a part of the Agreement.

            (b) Life Assurance cover. This benefit, in the event of death during the course of employment, is equal to four times your basic pensionable salary up to the statutory earnings cap then in effect. Information on Sotheby's Life Assurance plan is available and also constitutes a part of this Agreement.

            (c) Private Health Insurance. Upon joining Sotheby's, you and your family would be eligible for Sotheby's medical coverage. The medical plans of Sotheby's are available for your review and constitute a part of this Agreement.

            (d) Holidays. In addition to any bank or governmental holidays the company recognizes, you will be entitled to 25 working days per annum to be taken between September 1 and the following August 31. Any vacation days not taken during those dates can be deferred until the 31 of December immediately following. Thereafter, unused holidays are automatically forfeited. Information on Sotheby's holiday policy is available and constitutes a part of this Agreement. Also available for your information is Sotheby's Company Rules and Conditions of Employment in accordance with the Employment Protection


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  (Consolidation Act 1978).  Sotheby's Company Rules and Conditions also constitute a part of this Agreement.

       7. In the event you are interested in making purchases or selling your property at Sotheby's or any of its affiliated companies, you must follow company policy. Sotheby's Rules for Buying and Selling, and Sotheby's Conflict of Interest Policy are both available for your review and constitute a part of this Agreement.

       8. You and we agree that subject to a resolution of its shareholders, Dawnrace will be dissolved on or as soon as is reasonably practicable after January 1, 1994. If unanticipated expenditures arise at a date subsequent to this Agreement in respect of the dissolution, we agree to discuss those expenses with you, but will agree to assume up to L30,000 of approved legal expenses for you and Phillip Hook.

       9. We both agree that this Agreement may be terminated from and after February 1, 1994 by either of us giving to the other not less than six months written notice to the other party hereto, such notice to expire on or at any time after August 1, 1994.

       10. You may be required in the future to work for a Sotheby's affiliated company, and possibly at another location (reasonably close to your present location). Sotheby's reserves the right to require you to work in a different job or capacity, provided it is at the same rate of pay as your then current position.

       11. After you have completed six months of employment, you and I have agreed that we will review your housing and entertainment needs in London.

       12. In consideration of your employment at Sotheby's, we have, by separate letter (a copy attached), made an offer to purchase some of the inventory of your present business. We await your response to our proposal.

       13. Upon joining Sotheby's, you will be required to sign a confidentiality agreement relating to the company's proprietary information and the future use of such information if you leave Sotheby's employment. If you would like to review this form of agreement, it is available, but it also constitutes a part of the terms of employment.

       We are very excited about your joining Sotheby's. I think you will be a fantastic addition and look forward to speaking with you later today. If I have inadvertently omitted any issues, please let me know. Otherwise, I would appreciate your signing a copy of this letter which specifies the material terms of our arrangements.




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                           Very truly yours,

                           /s/ Diana D. Brooks
                           -------------------------
                           Diana D. Brooks
                           President and Chief Executive Officer

  ACCEPTED AND AGREED:

  By:  /s/ Henry Wyndham
       ------------------------
       Henry Wyndham

  Dated:           2/10/93
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